SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

                     Name of Issuer:  PanAmSat Corp.

          Title of Class of Securities:  Common Stock, Par $.01

                            CUSIP Number:  69830X 108


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69830X 108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ]
(b)  [x]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

State of organization:  Wisconsin

NUMBER OF    5.  SOLE VOTING POWER

 SHARES          1,908,275

BENEFICIALLY 6.  SHARED VOTING POWER

  OWNED BY       109,725

    EACH     7.  SOLE DISPOSITIVE POWER

  REPORTING      1,967,575

   PERSON    8.  SHARED DISPOSITIVE POWER

    WITH         111,825

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,079,400 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.9%

12.  TYPE OF REPORTING PERSON*

HC

Item 1(a).  Name of Issuer:

PanAmSat Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

One Pickwick Plaza
Greenwich, Connecticut 06830

Item 2(a).  Name of Person Filing:

Firstar Corporation

Item 2(b).  Address of Principal Business Office or, if none,
Residence:

777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202

Item 2(c).  Citizenship:

State of organization:  Wisconsin

Item 2(d).  Title of Class of Securities:

Common Stock, Par $.01

Item 2(e).  CUSIP Number:

69830X 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under section 15 of the Act

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act

(e)  [ ]  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g)  [x]  Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)

(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

(a)  Amount Beneficially Owned as of December 31, 1995:

2,079,400 shares

(b)  Percent of Class:

10.9%

(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:

1,908,275

(ii)  shared power to vote or to direct to the vote:

109,725

(iii)  sole power to dispose or to direct the disposition of:

1,967,575

(iv)  shared power to dispose ore to direct the disposition of:

111,825

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.

None

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

See Exhibit attached.

Item 8.  Identification and Classification of Members of the
Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 1995

FIRSTAR CORPORATION


By:  /s/ William H. Risch


Name/Title:  William H. Risch, Senior Vice President - Finance &
Treasurer


Exhibit to Item 7:  Identification and Classification of
Subsidiaries

Firstar Investment Research and Management Company - IA
Firstar Bank Madison, N.A. - BK
Firstar Trust Company - BK
Firstar Trust Company of Florida, N.A. - BK
Firstar Bank Illinois - BK
Firstar Bank Quad Cities, N.A. - BK
Firstar Bank Iowa, N.A. - BK